Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filed by: Brookfield Properties Corporation
Subject Company: Brookfield Homes Corporation
Exchange Act File Number of Subject Company: 001-31524

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.